Exhibit 4.7

FUEL TECH, INC.
INCENTIVE PLAN
NON-QUALIFIED STOCK OPTION AWARD AGREEMENT

NON-QUALIFIED STOCK OPTION AWARD AGREEMENT dated as of Xxxx x, 200x between Fuel Tech, Inc., a Delaware corporation (“the Company”), of 512 Kingsland Drive, Batavia, Illinois 60510, and

Participant

a director, officer, employee of or consultant to the Company or an affiliate thereof (“the Participant”).

WHEREAS, the Company desires to afford to the Participant an opportunity to purchase shares of the Company’s Common Stock pursuant to the grant of a non-qualified stock option award under the Company’s Incentive Plan (the “Plan”); and

WHEREAS, the Participant desires to obtain such opportunity;

NOW THEREFORE, the parties agree, as follows:

1. Option Grant. The Company grants to the Participant as of the date first written above (the “Grant Date”) the right and option (“this Option”), to purchase xx,000 shares of Common Stock of the Company, par value $.01 per share (“the Stock”) at the exercise price per share of U.S. $x.xx, subject, in all respects, to the terms and conditions of the Plan and to the following terms and conditions.

2. Vesting. This Option shall only be first exercisable (“vest”), in whole or in part, with respect to the shares optioned, as to 50%, 75% and 100% of such shares, after 5:00 p.m. on the day preceding the second, third and fourth anniversaries, respectively, of the Grant Date. Pursuant to and as defined in the Plan, however, all shares optioned hereunder shall immediately vest upon a Change of Control of the Company.

3. Term and Termination.

(a) The term of this Option shall be a period commencing on the Grant Date and ending at 5:00 p.m. on the date preceding the tenth anniversary thereof (“Expiration Date”). Upon the termination of the Participant’s status as a director, officer, employee of or consultant to the Company or an affiliate thereof on account of:

(i) reasons other than normal retirement, death, total disability and cause, such portion of this option that has not then vested shall terminate immediately but such portion of this option that has then vested shall continue and become non-exercisable immediately at 5:00 p.m. upon the date which is thirty (30) days after such termination of the Participant’s status;
(ii) death, total disability or normal retirement, such portion of this option that has not then vested shall terminate immediately but such portion of this Option that has then vested may be exercised by the Participant or, pursuant to and as defined in the Plan, the Participant’s Beneficiary at any time during the period ending on the earlier of (x) the Expiration Date (provided that such option would have been able to have been exercised according to its terms absent such death, total disability or normal retirement) or (y) 5:00 p.m. on the day preceding the fifth anniversary of such death, total disability or normal retirement; or (iii) cause, in which case all options granted hereunder shall terminate and be immediately nonexercisable.

(b) Notwithstanding the foregoing, where termination shall not have been for cause, of which the Board shall be the sole judge, the Board may in its sole discretion permit options hereunder to be exercised by the Participant at any time during the period ending not later than the Expiration Date as the Board shall agree, provided such option would have been able to have been exercised according to its terms absent termination.

(c) “Normal Retirement” shall mean resignation of the Participant’s status as a director, officer, employee of or consultant to the Company or an affiliate thereof on or after attaining age sixty-five (65) or such earlier age as to which the Board shall consent. “Cause” shall mean, in the sole judgment of the Board, conviction of the Participant under, or a plea of guilty by the participant to any State or Federal felony charge (or the equivalent thereof outside of the United States); any instance of fraud, embezzlement, self-dealing, insider trading or similar malfeasance with respect to the Company regardless of amount; substance or alcohol abuse; or other conduct for which dismissal has been identified in the Fuel Tech, Inc. Employee Handbook, or any successor manual, as a potential disciplinary measure. “Board” shall include any committee of the Board appointed to administer the Plan.

4. Method of Exercise. This Option may be exercised only by one or more notices from time to time in writing of the Participant’s intent to exercise this Award, or a portion thereof, delivered to the Secretary or the Chief Financial Officer of the Company, or their delegates, accompanied by the Participant’s check or a bank check in the amount of the exercise price, or by delivery to the Company by the Participant of shares of Stock previously owned equal in value to the exercise price as of the date of exercise, or by a request in the Participant’s notice of exercise that the Participant desires a “Net Issue” exercise of the Option. “Net Issue” means delivery to the Participant in complete satisfaction of the exercise, that number of shares of Stock which shall be the number exercised less a number equal in value to the exercise price as of the date of exercise. Value for purposes of exercise by delivery of previously owned Stock or by a Net Issue exercise request shall be determined in the same manner as the determination of value under the Plan for the grant of option Awards.

5. Taxes. At the time of exercise of this Option, the Participant shall deliver to the Company, if required by the Company, a check payable to the Company equal, in the sole opinion of the Company, to the applicable National, State or Provincial and local income or other taxes and other pay-roll related items legally required to be withheld or paid by reason of such exercise.

6. Securities Laws; Transferability; Governing Law; Arbitration. The Stock may only be purchased, if there is with respect to the Stock a registration statement or qualification in effect under applicable U.S. or State securities laws or an exemption therefrom. This Option may not be transferred, assigned or pledged except in accordance with the Plan. This Option is governed by New York Law and any disputes relating to this Option shall be determined by arbitration as provided in the Plan.

IN WITNESS WHEREOF, the Company and the Participant have each executed this Agreement, all as of the day and year first above written.

FUEL TECH, INC.